United States securities and exchange commission logo





                               May 11, 2023

       Christopher Bruno
       Chief Executive Officer
       RSE Collection, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Collection, LLC
                                                            Post Qualification
Amendment No. 28 to Form 1-A
                                                            Filed April 14,
2023
                                                            File No. 024-11584

       Dear Christopher Bruno:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 28 to Form 1-A

       There is currently no active trading market..., page 12

   1. You disclose that you may elect for certain Series Interests not to trade in secondary transactions, and that
you are not allowing certain series to trade on the PPEX ATS.
                                                        Please tell us the
reason for restricting secondary trading in particular interests. Please also clarify whether
the restriction relates only to trades on the PPEX ATS or whether it extends to any
secondary transaction, including private sales or transfers. Please also clarify on your website
that secondary transactions are restricted for certain interests, as the website, including
the FAQ, suggests that secondary trading is available for all interests.
 Christopher Bruno
FirstName  LastNameChristopher Bruno
RSE Collection, LLC
Comapany
May        NameRSE Collection, LLC
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
The PPEX ATS is the only venue..., page 18

2. You disclose that the PPEX ATS is the only venue for secondary trading. Please clarify whether investors are required to use the PPEX ATS for all secondary trading, and are not permitted to conduct resales outside of PPEX.
Plan of Distribution and Subscription Procedure, page 42

3. You disclose that you may offer directly to certain Investors a significant portion of the interest in any given series without the aid of the platform and prior to the platform-based offering. You also state that within two calendar days of the qualification date of an offering, you may sell some of the interests on a limited basis. Please tell us whether you can sell all of the interests in a series outside of the platform or on a limited basis, or whether you reserve any of the interests for sale on the platform. Fees and Expenses, page 49

4.       Please include a description of the Success Fee in this section.
5. You disclose that for all previously closed offerings the Manager will retroactively pay the custodian the custody fee upon transfer of interests related to such offerings into the brokerage accounts. Please clarify whether the custody fee is being funded by the manager or if it is being funded by the particular series.
General

6. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount for a series have been accepted or (ii) a date determined by the Manager in its sole discretion. On page 47 you disclose that the
         Manager and the BOR will review the subscription documentation completed and signed by an investor and that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the right to withdraw any offering of a series at any time prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule
         251(d)(3)(i)(F) of Regulation A.
7. We note that your website indicates that your advisory board, senior staff and investors
         "bring experience from some of the world   s leading companies and
institutions, including
         Facebook, Barclays, Robinhood, New York University, Mecum Auctions, StockTwits,
         Boston Consulting Group, Algar Ferrari, and Gartner Research." However, your disclosure on page 77 indicates that you do not have any employees, and the biographies for members of your advisory board do not indicate that the advisors have experience at the companies listed. Please advise.
 Christopher Bruno
RSE Collection, LLC
May 11, 2023
Page 3
8. Please reconcile the disclosure on your website which suggests that Rally is a platform for secondary trading with disclosure in the 1-A stating that secondary trading occurs through the PPEX ATS. We note extensive descriptions on the website of Live Trading on Rally, that Rally's platform allows buyers and sellers to place BIDs and ASKs on assets, and references to Rally Market Hours. However, your disclosure says that no secondary trading will occur on the platform, and indicates that frequency and duration of the periods of time during which PPEX will match offers to buy and sell will be determined by NCPS.
9. You disclose that all investors who previously purchased interests will be required to opt-
         in to allow the custodian to create a brokerage account and transfer previously issued interests into such brokerage accounts. However, your disclosure elsewhere says that shares will be transferred "upon consent" of the investor. Please clarify the method for transferring interests into these brokerage accounts. Please also indicate whether investors will be subject to additional fees as part of this transfer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 if you
have any questions.



FirstName LastNameChristopher Bruno                            Sincerely,
Comapany NameRSE Collection, LLC
                                                               Division of
Corporation Finance
May 11, 2023 Page 3                                            Office of Trade
& Services
FirstName LastName